1923

RELIABILITY

ESTABLISHED IN 1923
AND A SUPPORTER
OF THE COMMUNITY
FOR OVER 80 YEARS

CUSTOMER SERVICE



IT'S OUR PEOPLE:
FRIENDLY, COURTEOUS,
KNOWLEDGEABLE

TECHNOLOGY



GIVING OUR CUSTOMERS THE
ADVANTAGE AND CONVENIENCE OF
PROGRESSIVE BANKING TOOLS
INCLUDING:
ON LINE BANKING
PHONE BANKING
ATMS



A FULL LINE OF PRODUCTS RANGING
FROM CHECKING AND MORTGAGE LOANS,
TO TRUST AND FINANCIAL SERVICES

FLEXIBILITY

OLD • POINT • FINANCIAL • CORPORATION ANNUAL REPORT 2003

OLD POINT MISSION STATEMENT

We will serve the financial needs of our customers. ○ We will provide dependable products, fairly priced. ○ We will be full partners in the growth and development of our community. ○ We will value and reward our employees' contributions. ○ We will return a fair profit to our shareholders. Excellent service is the hallmark of our business.



SELECTED FINANCIAL HIGHLIGHTS

Years Ended December 31,	2003	2002	2001	2000	1999
			Dollars in Thousands except per share data		
RESULTS OF OPERATIONS					
Interest income	$ **33,167**	$ 34,112	$ 35,108	$ 33,644	$ 29,483
Interest expense	**9,643**	11,956	16,156	16,707	13,862
Net interest income	**23,524**	22,156	18,952	16,937	15,621
Provision for loan loss	**1,000**	1,700	1,200	625	650
Net interest income after provision for loan loss	**22,524**	20,456	17,752	16,312	14,971
Gains (losses) on sales of investment securities	**60**	14	(1)	44	(54)
Noninterest income	**7,408**	7,128	6,543	5,641	5,440
Noninterest expenses	**19,596**	18,291	16,850	15,657	14,320
Income before taxes	**10,396**	9,307	7,444	6,340	6,037
Income taxes	**2,571**	2,256	1,734	1,207	1,215
Net income	$ **7,825**	$ 7,051	$ 5,710	$ 5,133	$ 4,822
FINANCIAL CONDITION					
Total assets	$ **645,915**	$ 576,623	$ 518,759	$ 477,096	$ 436,294
Total deposits	**490,422**	454,052	412,303	374,779	360,918
Total loans	**405,111**	377,961	346,483	319,910	281,647
Stockholders' equity	**63,299**	58,116	50,912	46,497	40,814
Average assets	**600,733**	543,184	502,035	459,603	423,681
Average equity	**61,085**	55,079	49,721	43,258	40,840
PERTINENT RATIOS					
Return on average assets	**1.30%**	1.30%	1.14%	1.12%	1.14%
Return on average equity	**12.81%**	12.80%	11.48%	11.87%	11.81%
Dividends paid as a percent of net income	**27.35%**	25.19%	28.17%	29.23%	28.89%
Average equity as a percent of average assets	**10.17%**	10.14%	9.90%	9.41%	9.64%
PER SHARE DATA					
Basic EPS	$ **1.98**	$ 1.80	$ 1.47	$ 1.32	$ 1.25
Cash dividends declared	**0.540**	0.453	0.413	0.387	0.360
Book value	**15.92**	14.76	13.06	11.97	10.53
GROWTH RATES					
Year end assets	**12.02%**	11.15%	8.73%	9.35%	7.96%
Year end deposits	**8.01%**	10.13%	10.01%	3.84%	5.10%
Year end loans	**7.18%**	9.09%	8.31%	13.59%	19.41%
Year end equity	**8.92%**	14.15%	9.50%	13.92%	2.00%
Average assets	**10.59%**	8.20%	9.23%	8.48%	11.27%
Average equity	**10.90%**	10.78%	14.94%	5.92%	6.01%
Net income	**10.98%**	23.49%	11.24%	6.45%	4.01%
Cash dividends declared	**19.21%**	9.69%	6.72%	7.50%	12.50%
Book value	**7.84%**	13.07%	9.11%	13.60%	1.69%



EARNINGS PER SHARE
Dollars
2.00
1.60
1.20
.80
.40
0
1999
2000
2001
2002
2003



DIVIDENDS PER SHARE
Dollars
.60
.50
.40
.30
.20
.10
0
1999
2000
2001
2002
2003



BOOK VALUE PER SHARE
Dollars
16.00
12.00
8.00
4..00
0
1999
2000
2001
2002
2003

CORPORATE PROFILE *OLD POINT FINANCIAL CORPORATION* is the parent company of *THE OLD POINT NATIONAL BANK*, a sixteen-branch full service bank serving the community of Hampton Roads from Norge to Chesapeake, and *OLD POINT TRUST & FINANCIAL SERVICES, N.A.*, Hampton Roads' foremost wealth management services provider. Founded in 1923, Old Point Financial Corporation is dedicated to providing excellent customer service to consumers and small businesses through a complete range of financial products.

TO OUR STOCKHOLDERS

It is with great pleasure that I again announce that Old Point Financial Corporation enjoyed record earnings in 2003. We achieved net 2003 earnings of $7.82 million, an increase of eleven percent over 2002. Our assets grew to $645 million, up twelve percent from 2002. In addition, deposits increased to $490 million and net loans stood at $400 million by year-end. In our Trust Company, market value for assets under management increased, aided by the recovery in equity markets.

Net interest income after provision for loan losses was up by ten percent, despite the declining rate environment, which compressed our interest margin. Non-interest bearing deposits, a low-cost source of funding, grew by twenty-six percent, which also contributed to the strong performance. Earnings per share for 2003 were $1.98, or $1.92 on a fully diluted basis.



We were very active in 2003, opening a new office in the Greenbrier section of Chesapeake, dealing with the effects of Hurricane Isabel, and preparing to meet the regulatory reporting requirements that have increased as we have increased in size.

The theme of this annual report, indicated on the front cover, emphasizes those strengths that have enabled us to become the oldest and best community bank in Hampton Roads: ***Reliability***, ***Technology***, ***Flexibility***, and our greatest strength, ***Customer Service***.

> "Old Point is large enough to offer the products and services that our customers want, but small enough to listen to and know our clients."
>
> Robert F. Shuford

Reliability

Since our founding in 1923, we have continuously served the Hampton Roads community. In 2003 we grew to 16 branch offices with the opening of our Greenbrier office. In 2004, we will open at least one more office, the long-awaited New Town office in Williamsburg/James City County.

Our employees are very involved in the communities we serve. From board memberships of charitable organizations to participation in religious and civic



Old Point National Bank Executive Officers:
Robert F. Shuford, Jr., *Chief Operating Officer;* **Cary B. Epes,** *Chief Lending Officer;* **Louis G. Morris,** *President & CEO;* **Margaret P. Causby,** *Risk Management;* **Laurie D. Grabow,** *Chief Financial Officer.*

activities, we take pride in our service and stewardship. At the risk of singling out a few of our dedicated employees at the expense of others equally involved, I must give a few examples of notable involvement in the community. Margaret Causby, Executive Vice President/Risk Management, was the chairman of the 2003 American Cancer Society Relay for Life on the Peninsula. Henry Mills, Vice President/Commercial Account Manager, received the William J. Holloran Award for Entrepreneurial Assistance from the Hampton Roads Chamber of Commerce and the Small Business Assistance Center. The Holloran Award is given to individuals who have been most effective in providing assistance to small businesses in Hampton Roads. Stephanie Dickens, former branch manager of the Crown Center office in Norfolk and current Retail Lending manager, was awarded a special Community Development Services Award in recognition of her involvement in numerous civic and professional organizations. There are many others throughout the Company who donate their efforts to literally dozens of worthwhile organizations, but space does not permit me to list them all.

Technology

In our efforts to stay abreast of technological advances in the industry, we completed several projects in 2003:

Statement Design: in response to customer requests, we changed the format of our deposit statements to make them more reader-friendly and useful. The response from our customers has been overwhelmingly positive.

Check Image Retrieval Online: customers who use our Old Point Online banking service may now view images of checks paid and retrieve them via the internet. This service, which is free to our Online customers, has proved to be a very popular enhancement.

Trust Account Internet Access: Trust customers asked us for the same access to their account information that the Bank customers enjoyed. In response, we launched our TrustReporter service that provides our Trust customers with up-to-date account information via the web.

Other projects enabled us to become more effective in serving our customers – a new e-mail system was installed to enhance internal and external communications and allow for future growth; an electronic titling service was put into place to improve the efficiency of automobile title transfers; and new ATMs were installed at various locations.

In 2004, we will continue to upgrade or replace ATMs throughout our systems to improve customer service and reduce operational expenses. In addition, we will continue to improve efficiency, reduce risk, and enhance customer service through effective use of technology.

Flexibility

Old Point has the distinct advantage of being large enough to offer the products and services that our customers want, but also small enough to be able to listen to and know our clients. We can react quickly to opportunities as they

BOARD OF DIRECTORS



OLD POINT NATIONAL BANK/ OLD POINT FINANCIAL CORPORATION BOARD OF DIRECTORS:

Back Row: **Louis G. Morris; Stephen D. Harris; Gerald E. Hansen; Melvin R. Zimm; John B. Morgan, II; James R. Chisman; Dr. Richard F. Clark; Russell Smith Evans, Jr.**
Front Row: **G. Royden Goodson, III; Dr. Arthur D. Greene; Robert F. Shuford; John Cabot Ishon; Dr. H. Robert Schappert; Eugene M. Jordan.**

present themselves, and we can give customers the prompt answers they need. Our product array is designed to appeal to all sizes of customers, whether they are consumers or businesses.

Because our managers and decision-makers live in our community, we are particularly attuned to the special challenges and opportunities of doing business here. We have both the time and the personnel to truly understand the needs of our customers, and to be able to respond to their needs.

Each of our branch managers, trust officers and commercial loan officers has been empowered to make decisions that are in the best interests of both the customer and the Company. We are proud of our commitment to this responsiveness and flexibility, and believe that it truly does make us unique.

CUSTOMER SERVICE

During the after-effects of Hurricane Isabel, our employees exhibited the spirit and dedication that has come to define Old Point. After being closed on the Friday after the storm, we were able to open all offices but one on Monday. Employees left flooded homes to come to work, frequently operating with generators providing the power to run the lights. Their commitment to customer service was, and is, truly the hallmark of our enterprise.

Over and over again, we receive letters and phone



calls from customers praising our employees for their friendliness, courtesy and general helpfulness. It is this "Old Point Spirit" that sets us apart from all other financial institutions and continues to contribute to our success.

Corporate Governance

The Sarbanes-Oxley Act (frequently referred to as SOX), signed into law on July 30, 2002, contains far-reaching provisions for all public companies. Among the provisions currently in effect are accelerated reporting requirements for stock trades by executive officers and directors, CEO and CFO certification of periodic SEC reports, a prohibition on insider trading during blackout periods, and many other provisions. Old Point Financial Corporation is fully committed to conformity with both the spirit and the letter of SOX. Some of the actions that we have taken to ensure compliance are: the reaffirmation of a Code of Ethics for all senior financial managers, establishment of a new Audit Committee Charter to include an audit committee financial expert, and establishment of "whistleblower" procedures.

"Our strategic plan calls for us to grow to one billion dollars in assets within five years?"

Looking Ahead

We have set ambitious goals for your Company. Our strategic plan calls for us to grow to one billion dollars in assets within five years. In order to do that, we must continue to balance profitable growth with our



OLD POINT TRUST & FINANCIAL SERVICES, N.A., BOARD OF DIRECTORS

W. Rodney Rosser; Dr. Arthur D. Greene; Dr. Richard F. Clark; Robert F. Shuford; John Cabot Ishon; Eugene M. Jordan, II; Cyrus A. Dolph, IV; Rebekah Ellen Clark Thacker.



OLD POINT TRUST & FINANCIAL SERVICES, N.A., EXECUTIVE OFFICERS:

McKim Williams, Jr., *Trust & Investment Officer;* **Eugene M. Jordan, II,** *President & CEO;* **Anne Shuford Haggett,** *Director of Business Development;* **C. Kay Alligood,** *Chief Administrative Officer.*

commitment to maintaining asset quality and internal controls. We will accomplish this by focusing on several areas for improvement.

Geographic Expansion As I stated earlier, in 2004 we will open at least one new office – Williamsburg New Town. We also continue to pursue other opportunities as they arise. For example, our observation of geographic customer migration has prompted us to enter negotiations for future development of a branch site in an area that we currently do not serve. As big-bank mergers and consolidations make other branch office sites available, we are constantly on the alert for opportunities in areas not yet served by an Old Point branch.

New Products and Services We have launched a project

to simplify and streamline our consumer checking account offerings in order to make them more customer-friendly. The new product lineup should be introduced by late summer. New ATMs will be placed at several locations throughout our system. In addition, we will offer an exciting new service to our customers that may allow them to take advantage of Old Point Overdraft Privileges.

Operational Efficiencies A project that began in 2003 will culminate this year. All policies and written procedures within the Company are being reviewed in order to document and streamline our internal controls. This will insure our being in compliance with the FDIC Improvement Act (FDICIA).

Customer Service In late 2003 we purchased the property at 30 South Mallory Street in Phoebus and we are in the process of rehabilitating the building to be used as an Account Services Center. The extra space is a welcome addition and will allow our employees to give even better customer service.

Old Point Trust & Financial Services, N.A. 2003 was a transition year for our Trust Company and the staff is looking forward to the challenges. Interest rates remain low, but the equity market is growing again. In mid-year, we will implement the installation of employee benefits software in order to bring record keeping in-house and better serve our employee benefit retirement plans.

Annual Meeting

As always, we are grateful for the support of our shareholders, the guidance of our directors and regional boards, the dedication of our staff and the loyalty of our customers. We welcome your suggestions and input and look forward to seeing you at our Annual Stockholders' meeting on April 27, 2004 at the Williamsburg Marriott.

Robert F. Shuford
Chairman, President & Chief Executive Officer

Williamsburg Regional Board



Back row: **Stephen D. Harris; Ronald A. Staples; Peter V. Henderson; Michael J. Fox.**
Front row: **Kimber A. Smith; Dr. Thomas L. Munzel; Mildred B. West; Dr. Timothy K. Johnson.**

Southside Regional Board



Back row: **Robert G. Bielat; Gerald E. Hansen; Dr. Mason C. Andrews; Robert L. Riddle.**
Front row: **James L. Knox; Jane C. Gardner; Tom B. Langley; Melvin R. Zimm.**

The following discussion is intended to assist readers in understanding and evaluating the consolidated results of operations and financial condition of the Company. This discussion should be read in conjunction with the financial statements and other financial information contained elsewhere in this report. The analysis attempts to identify trends and material changes which occurred during the period presented.

EARNINGS SUMMARY

Net income was $7.83 million, or $1.98 per share in 2003 compared to $7.05 million, or $1.80 per share in 2002 and $5.71 million, or $1.47 per share in 2001. Return on average assets was 1.30% in 2003, 1.30% in 2002 and 1.14% in 2001. Return on average equity was 12.81% in 2003, 12.80% in 2002 and 11.48% in 2001. For the past five years return on average assets has averaged 1.20% and return on average equity has averaged 12.15%. Selected Financial Highlights summarizes the Company's performance for the past five years.

NET INTEREST INCOME

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Net interest income, on a tax equivalent basis, was $24.72 million in 2003, up $1.29 million, or 6% from $23.43 million in 2002 which was up $3.09 million, or 15% from $20.34 million in 2001. Net interest income is affected by variations in interest rates and the volume and mix of earning assets and interest-bearing liabilities. The net interest yield decreased to 4.37% in 2003 from 4.57% in 2002, which was up from 4.28% in 2001.

Tax equivalent interest income decreased $1.02 million, or 3%, in 2003. Average earning assets grew $53.63 million, or 10%. Total average loans increased $24.91 million, or 7%, while average investment securities increased $28.94 million, or 22%. The yield on earning assets decreased in 2003 by eighty-four basis points primarily due to declining interest rates.

Interest expense decreased $2.31 million, or 19% in 2003 while interest-bearing liabilities increased 8% in 2003. The cost of funding liabilities decreased seventy-six basis points. The market experienced one rate reduction by the Federal Reserve in 2003.

PROVISION/ALLOWANCE FOR LOAN LOSSES

Provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio. The provision decreased to $1.00 million in 2003 and was $1.70 million in 2002 and $1.20 million in 2001. The decrease was due to a decline in the net charge offs in 2003 as detailed in the next paragraph as well as a surplus being reflected in the quarterly allowance analysis.

Loans charged off during 2003 totaled $1.20 million compared to $1.41 million in 2002 and $1.46 million in 2001. Recoveries amounted to $462 thousand in 2003, $383 thousand in 2002 and $504 thousand in 2001.

The Company's net loans charged off to year-end loans were 0.18% in 2003, 0.27% in 2002, and 0.28% in 2001. The allowance for loan losses, as a percentage of year-end loans, was 1.19% in 2003, 1.21% in 2002, and 1.12% in 2001.

As of December 31, 2003, nonperforming assets were $408 thousand, down from $1.14 million at year-end 2002. Nonperforming assets consist of loans in nonaccrual status and other real estate. The 2003 total consisted of other real estate of $165 thousand and $243 thousand in nonaccrual loans. The other real estate consists of $165 thousand in commercial property originally acquired as a potential branch site and now held for sale. Nonaccrual loans consisted of $243 thousand in commercial real estate loans. Loans still accruing interest but past due 90 days or more increased to $736 thousand as of December 31, 2003 compared to $608 thousand as of December 31, 2002.

The allowance for loan losses is analyzed for adequacy on a quarterly basis to determine the required amount of provision for loan losses. A loan-by-loan review is conducted on all significant classified commercial and mortgage loans. Inherent losses on these individual loans are determined and an allocation of the allowance is provided. Smaller nonclassified commercial and mortgage loans and all consumer loans are grouped by homogeneous pools with an allocation assigned to each pool based on an analysis of historical loss and delinquency experience, trends, economic conditions, underwriting standards, and other factors.

Other Income

Other income increased $326 thousand, or 5% in 2003 from 2002 compared to an increase of $600 thousand, or 9% in 2002 from 2001. The growth in other income is attributed to increases in service charges on deposit accounts, merchant processing fees and Bank Owned Life Insurance (BOLI) income. Service charges on deposit accounts increased by $62 thousand in 2003. Merchant processing fees increased by $44 thousand in 2003. The BOLI on certain officers generated a $96 thousand increase in revenue over 2002.

Other Expenses

Other expenses increased $1.31 million, or 7% in 2003 over 2002 after increasing 9% in 2002 from 2001. Salary expense increased by $1.0 million or 9% as a result of normal yearly salary increases and the addition of new positions within the Company. The Company opened a new branch in Chesapeake in October 2003. Several new positions were added as a result of an organizational restructuring to accommodate anticipated future growth.

Assets

At December 31, 2003, the Company had total assets of $645.9 million, up 12% from $576.6 million at December 31, 2002. Average assets in 2003 were $600.7 million compared to $543.2 million in 2002. The growth in assets in 2003 was due to the increase in investments, which were up 19% and loans, which were up 7% in 2003.

Loans

Total loans as of December 31, 2003 were $405.1 million, up 7% from $378.0 million at December 31, 2002. The Company realized significant growth in the real estate category of loans. Footnote 4 of the financial statements details the loan volume by category for the past two years.

Investment Securities

At December 31, 2003 total investment securities were $185.2 million, up 19% from $156.0 million on December 31, 2002. The goal of the Company is to provide maximum return on the investment portfolio within the framework of its asset/liability objectives. These objectives include managing interest sensitivity, liquidity and pledging requirements.

Deposits

At December 31, 2003, total deposits amounted to $490.4 million, up 8% from $454.1 million on December 31, 2002. Non-interest bearing deposits increased $23.5 million, or 26%, at year-end 2003 over 2002. Savings deposits increased $20.6 million, or 13%, in 2003 over 2002. Certificates of Deposit decreased $7.7 million, or 4% in 2003 from 2002.

Stockholders' Equity

Total stockholders' equity as of December 31, 2003 was $63.3 million, up 9% from $58.1 million on December 31, 2002. The Company is required to maintain minimum amounts of capital under banking regulations. Under the regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. The following is a summary of the Company's capital ratios for 2003, 2002 and 2001.

	2003 Regulatory Requirements	2003	2002	2001
Tier 1	4.00%	14.15%	13.91%	13.97%
Total Capital	8.00%	15.26%	15.12%	15.05%
Tier 1 Leverage	3.00%	9.81%	9.79%	9.77%

Year-end book value was $15.92 in 2003 and $14.76 in 2002. Cash dividends were $2.1 million, or $.54 per share in 2003 and $1.8 million, or $.453 per share in 2002. The common stock of the Company has not been extensively traded. The table below shows the high and low closing prices for each quarter of 2003 and 2002. The stock is quoted on the Nasdaq SmallCap under the symbol "OPOF" and the prices below are based on trade information. There were 1,342 stockholders of the Company as of December 31, 2003. This stockholder count does not include stockholders who hold their stock in a nominee registration. The following is a summary of the dividends paid and market price on Old Point Financial Corporation common stock for 2003 and 2002.

	2003			2002		
		Market Value			Market Value	
	Dividend	High	Low	Dividend	High	Low
1st Quarter	$0.12	$37.13	$25.00	$0.106	$19.88	$18.07
2nd Quarter	$0.12	$39.00	$29.00	$0.107	$22.73	$20.00
3rd Quarter	$0.15	$34.30	$27.30	$0.120	$22.87	$20.80
4th Quarter	$0.15	$34.31	$28.25	$0.120	$24.54	$21.37

Liquidity

Liquidity is the ability of the Company to meet present and future obligations through the acquisition of additional liabilities or sale of existing assets. Management considers the liquidity of the Company to be adequate. Sufficient assets are maintained on a short-term basis to meet the liquidity demands anticipated by Management. In addition, secondary sources are available through the use of borrowed funds if the need should arise.

The Company's sources of funds include a large stable deposit base and secured advances from the Federal Home Loan Bank. The Company structures its Balance Sheet such that liquid assets, such as loans are funded through customer deposits, long-term debt, other liabilities and capital.

The Company has available short-term unsecured borrowed funds in the form of federal funds with correspondent banks. As of year-end 2003, the Company had available $30 million in federal funds to handle any short-term borrowing needs.

Effects of Inflation

Management believes that the key to achieving satisfactory performance in an inflationary environment is its ability to maintain or improve its net interest margin and to generate additional fee income. The Company's policy of investing in and funding with interest-sensitive assets and liabilities is intended to reduce the risks inherent in a volatile inflationary economy.

Off-Balance Sheet Lending Related Commitments

The Company had $109.5 million in consumer and commercial commitments at December 31, 2003. The Company also had $1.6 million at December 31, 2003 in letters of credit that the Bank will fund if certain future events occur.

Old Point has the liquidity and capital resources to handle these commitments in the normal course of business.

Contractual Obligations

The following table provides the Company's contractual obligations as of December 31, 2003.

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$50,000,000	$ 0	$15,000,000	$ 0	$35,000,000
Operating Lease Obligations	$ 1,516,759	$ 306,481	$ 509,268	$ 408,939	$ 291,071

Long-term debt obligations are Federal Home Loan Bank advances.

Financial Statements and Supplementary Data

The consolidated financial statements and related footnotes of the Company are presented below followed by the financial statements of the parent. The following are the summarized financial statements of the Company.

Independent Auditors' Report To The Board of Directors

WITT MARES
EGGLESTON SMITH, PLC

To the Board of Directors
Old Point Financial Corporation
Hampton, Virginia

We have audited the accompanying consolidated balance sheets of Old Point Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Old Point Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

February 27, 2004
Norfolk, Virginia

Witt Mares Eggleston Smith, PLC

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 18,384	$ 14,437
Federal funds sold	14,969	8,710
Cash and cash equivalents	33,353	23,147
Securities available for sale	172,859	128,488
Securities held to maturity	12,389	27,516
Loans, net of allowance for loan losses of $4,832 and $4,565	400,279	373,396
Foreclosed assets	—	665
Premises and equipment, net	14,163	13,280
Other assets	12,872	10,131
	$ 645,915	$ 576,623
LIABILITIES & STOCKHOLDERS' EQUITY		
Deposits:		
Non interest-bearing deposits	$ 114,101	$ 90,621
Savings deposits	179,668	159,077
Certificates of Deposit	196,653	204,354
Total deposits	490,422	454,052
Federal funds purchased and repurchase agreements	38,007	21,283
Demand notes issued to the United States Treasury	1,811	6,000
Federal Home Loan Bank advances	50,000	35,000
Accrued expenses and other liabilities	2,376	2,172
Total liabilities	582,616	518,507
Stockholders' Equity:		
Common stock, $5 par value, 10,000,000 shares authorized; 3,976,019 and 3,936,720 shares issued	19,880	19,684
Additional paid-in capital	12,433	11,165
Retained earnings	30,246	25,598
Accumulated other comprehensive income (loss)	740	1,669
Total stockholders' equity	63,299	58,116
	$ 645,915	$ 576,623

See Notes to Consolidated Financial Statements.

Years Ended December 31,	2003	2002	2001
	(Dollars in thousands, except per share data)		
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$ 26,459	$ 27,247	$ 27,666
Debt securities:			
Taxable	4,255	4,182	4,269
Tax-exempt	2,175	2,337	2,490
Dividends	113	96	120
Trading account securities	—	—	—
Other	165	250	563
Total interest and dividend income	33,167	34,112	35,108
INTEREST EXPENSE			
Savings deposits	1,057	1,590	2,783
Certificates of Deposit	6,301	8,297	10,874
Federal funds purchased and securities sold under agreements to repurchase	224	382	887
Demand notes issued to the United States Treasury	7	31	73
Federal Home Loan Bank advances	2,054	1,656	1,539
Total interest expense	9,643	11,956	16,156
Net interest income	23,524	22,156	18,952
Provision for loan losses	1,000	1,700	1,200
Net interest income, after provision for loan losses	22,524	20,456	17,752
NONINTEREST INCOME			
Fiduciary activities	2,224	2,223	2,738
Service charges on deposit accounts	2,942	2,880	2,640
Other service charges, commissions and fees	1,263	1,083	746
Net gain (loss) on available-for-sale securities	60	14	(1)
Other	979	942	419
Total noninterest income (charges)	7,468	7,142	6,542
NONINTEREST EXPENSE			
Salaries and employee benefits	12,109	11,077	10,115
Occupancy and equipment	2,923	2,811	2,722
Other	4,564	4,403	4,013
Total noninterest expenses	19,596	18,291	16,850
Income before income taxes	10,396	9,307	7,444
Income tax expenses	2,571	2,256	1,734
Net income	$ 7,825	$ 7,051	$ 5,710
BASIC EARNINGS PER SHARE			
Average shares outstanding *(in thousands)*	3,959	3,914	3,891
Net income per share of common stock	$ 1.98	$ 1.80	$ 1.47
DILUTED EARNINGS PER SHARE			
Average shares outstanding *(in thousands)*	4,073	3,994	3,918
Net income per share of common stock	$ 1.92	$ 1.77	$ 1.46

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2003	2002	2001
		(Dollars in thousands)	
Cash Flows From Operating Activities			
Net income	$ 7,825	$ 7,051	$ 5,710
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,325	1,361	1,431
Provision for loan losses	1,000	1,700	1,200
(Gains) losses on sale of investment securities, net	(60)	(14)	1
Net amortization and accretion of securities	45	75	45
Net (increase) decrease in trading account	—	—	—
Loss on disposal of equipment	6	94	4
(Gains) loss on sale of other real estate owned	41	(0)	(17)
(Increase) decrease in other assets (net of tax effect of FASB 115 adjustment)	(2,345)	(6,011)	42
Increase (decrease) in other liabilities	43	(48)	(193)
Net cash provided by operating activities	7,880	4,208	8,223
Cash Flows From Investing Activities			
Purchases of investment securities	(163,267)	(78,093)	(50,955)
Proceeds from maturities and calls of securities	132,727	59,582	32,099
Proceeds from sales of available-for-sale securities	147	1,350	6,923
Proceeds from sales of held-to-maturity securities	—	—	—
Loans made to customers	(176,139)	(159,417)	(124,190)
Principal payments received on loans	148,257	126,910	96,661
Purchases of premises and equipment	(2,215)	(833)	(795)
Proceeds from sales of premises and equipment	1	517	—
Additions to other real estate owned	(605)	(1,661)	(713)
Proceeds from sales of other real estate owned	1,229	1,835	477
Net cash provided by (used in) investing activities	(59,865)	(49,810)	(40,493)
Cash Flows From Financing Activities			
Increase (decrease) in non-interest bearing deposits	23,480	10,643	14,922
Increase (decrease) in savings deposits	20,591	18,229	13,188
Proceeds from the sale of Certificates of Deposit	77,434	116,702	67,117
Payments for maturing Certificates of Deposit	(85,135)	(103,825)	(57,703)
Increase (decrease) in federal funds purchased and repurchase agreements	16,723	(7,038)	1,283
Increase (decrease) in Federal Home Loan Bank advances	15,000	10,000	—
Increase (decrease) in interest bearing demand notes and other borrowed money	(4,189)	5,631	(1,720)
Proceeds from issuance of common stock	427	378	154
Dividends paid	(2,140)	(1,776)	(1,608)
Net cash provided by financing activities	62,191	48,944	35,633
Net increase (decrease) in cash and cash equivalents	10,206	3,342	3,363
Cash and cash equivalents at beginning of period	23,147	19,805	16,442
Cash and cash equivalents at end of period	$ 33,353	$ 23,147	$ 19,805
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 9,819	$ 12,251	$ 16,406
Income taxes	2,571	2,256	1,775
Supplemental Schedule of Noncash Transactions			
Unrealized gain (loss) on investment securities, net of tax	$ (767)	$ 1,917	$ 513
Additional minimum liability related to pension	$ (162)	$ (366)	$ (354)
Transfer of property from Premises & Equipment to Other Real Estate Owned	$ —	$ 515	$ —

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2003, 2002 and 2001

	Shares of Common Stock	Common Stock (Par Value)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(Dollars in thousands, except per share data)			
Balance at December 31, 2000	2,590,540	$ 12,953	$ 10,288	$ 23,297	$ (41)	$ 46,497
Comprehensive income:						
Net income		—	—	5,710	—	5,710
Change in net unrealized gain (loss) on securities available for sale		—	—	—	513	513
Minimum pension liability adjustment		—	—	—	(354)	(354)
Total comprehensive income		—	—	5,710	159	5,869
Sale of stock	9,037	45	167	(58)	—	154
Cash dividends declared ($.413 per share)		—	—	(1,608)	—	(1,608)
Balance at December 31, 2001	2,599,577	$ 12,998	$ 10,455	$ 27,341	$ 118	$ 50,912
Comprehensive income:						
Net income		—	—	7,051	—	7,051
Change in net unrealized gain (loss) on securities available for sale		—	—	—	1,917	1,917
Minimum pension liability adjustment		—	—	—	(366)	(366)
Total comprehensive income		—	—	7,051	1,551	8,602
Sale of stock	37,400	140	710	(472)	—	378
Stock dividend declared	1,299,743	6,546	—	(6,546)	—	—
Cash dividends declared ($.453 per share)		—	—	(1,776)	—	(1,776)
Balance at December 31, 2002	3,936,720	$ 19,684	$ 11,165	$ 25,598	$ 1,669	$ 58,116
Comprehensive income:						
Net income		—	—	7,825	—	7,825
Change in net unrealized gain (loss) on securities available for sale		—	—	—	(767)	(767)
Minimum pension liability adjustment		—	—	—	(162)	(162)
Total comprehensive income		—	—	7,825	(929)	6,896
Sale of stock	39,299	196	1,268	(1,037)	—	427
Cash dividends declared ($.54 per share)		—	—	(2,140)	—	(2,140)
Balance at December 31, 2003	3,976,019	$ 19,880	$ 12,433	$ 30,246	$ 740	$ 63,299

See Notes to Consolidated Financial Statements.

NOTE 1, SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of Old Point Financial Corporation ("the Company") and its wholly-owned subsidiaries The Old Point National Bank of Phoebus ("the Bank") and Old Point Trust & Financial Services, N.A. ("Trust"). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations:

Old Point Financial Corporation is a two-bank holding company that conducts substantially all of its operations through its subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The Bank services individual and commercial customers, the majority of which are in Hampton Roads. The Bank has sixteen branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers. Substantially all of the Bank's deposits are interest bearing. The majority of the Bank's loan portfolio is secured by real estate. Trust offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, trust accounts, tax services, and investment management services.

Use of Estimates:

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all which mature within ninety days.

Investment Securities:

Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115), addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:

- *Held-to-maturity* – Debt securities for which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.
- *Trading* – Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in income.
- *Available-for-sale* – Debt and equity securities not classified as either held-to-maturity securities or trading account securities are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses reported as a component of comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans:

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Hampton Roads. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower's financial condition is such that collection of interest is doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale:

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-Balance Sheet Credit Related Financial Instruments:

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under commercial letters of credit, and lines of credit. Such financial instruments are recorded when they are funded.

Other Real Estate Owned:

Other real estate owned is carried at the lower of cost or estimated fair value and consists of foreclosed real property and other property held for sale. The estimated fair value is reviewed periodically by management and any write-downs are charged against current earnings.

Premises and Equipment:

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on both straight-line and accelerated methods and are charged to expense over the estimated useful lives of the related assets. Costs of maintenance and repairs are charged to expense as incurred.

Income Taxes:

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the new deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Pension Plan:

The Company has a non-contributory defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and average earnings during the highest average sixty-month period during the final one hundred and twenty months of employment.

The Company's policy is to fund the maximum amount of contributions allowed for tax purposes. The Bank accrues an amount equal to its actuarially computed obligation under the plan.

The actuarial valuation was performed using the frozen initial liability cost method. Under this method, the Bank's contribution equals the sum of the amount necessary to amortize the frozen initial liability (past service base) over a period of years and the normal cost of the plan.

Stock Compensation Plans:

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all unexpired awards. (See Note 10.)

Earnings Per Common Share:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Other Comprehensive Income:

The accumulated other comprehensive income at December 31, 2003 is comprised of unrealized security gains (loss) of $1.6 million net of taxes of $836 thousand and the minimum pension liability adjustment of $882 thousand net of a tax benefit of $459 thousand.

Trust Assets and Income:

Assets held by Trust are not included in the financial statements, because such items are not assets of the Company. In accordance with industry practice, trust service income is recognized primarily on the cash basis. Reporting such income on the accrual basis would not materially affect net income.

Advertising Expense:

Advertising expenses are expensed as incurred.

Reclassifications:

Certain amounts in the financial statements have been reclassified to conform with classifications adopted in the current year.

Recent Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46) which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. The interpretation had no effect on the Corporation's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This Statement had no effect on the Corporation's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. This Statement had no effect on the Corporation's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employer's Disclosures about Pensions and Postretirement Benefits.* This Statement requires additional disclosures about the assets, obligations and cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans. As of December 31, 2003, the Corporation has disclosed the required elements related to its defined benefit pension plan in Note 13 to these consolidated financial statements.

NOTE 2, RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2003 and 2002 these reserve balances amounted to $5,293,004 and $2,210,582, respectively.

NOTE 3, INVESTMENT SECURITIES

At December 31, 2003, the investment securities portfolio is composed of securities classified as held-to-maturity and available-for-sale, in conjunction with SFAS 115. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, and investment securities available-for-sale are carried at market value.

The amortized cost and fair value of investment securities held-to-maturity at December 31, 2003 and 2002, were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
		(Dollars in thousands)		
December 31, 2003:				
United States Treasury securities	$ 176	$ 2	$ —	$ 178
Obligations of other United States Government Agencies	11,198	420	(6)	11,612
Obligations of state and political subdivisions	1,015	117	—	1,132
	$ 12,389	$ 539	$ (6)	$ 12,922
December 31, 2002:				
United States Treasury securities	$ 354	$ 8	$ —	$ 362
Obligations of other United States Government Agencies	26,047	1,085	—	27,132
Obligations of state and political subdivisions	1,115	122	—	1,237
	$ 27,516	$ 1,215	$ —	$ 28,731

The amortized cost and fair values of investment securities available-for-sale at December 31, 2003 were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
		(Dollars in thousands)		
United States Treasury securities	$ 1,007	$ 31	$ —	$ 1,038
Obligations of other United States Government agencies	122,243	606	(907)	121,942
Obligations of state and political subdivisions	43,293	2,673	(25)	45,941
Money Market investment	896	—	—	896
Federal Home Loan Bank stock	2,500	—	—	2,500
Federal Reserve Bank stock	169	—	—	169
Other marketable equity securities	293	107	(27)	373
Total	$ 170,401	$ 3,417	$ (959)	$ 172,859

The amortized cost and fair values of investment securities available-for-sale at December 31, 2002 were:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
		(Dollars in thousands)		
United States Treasury securities	$ 6,015	$ 77	$ (3)	$ 6,089
Obligations of other United States Government agencies	67,571	780	—	68,351
Obligations of state and political subdivisions	48,170	2,808	(8)	50,970
Money market investment	1,044	—	—	1,044
Federal Home Loan Bank stock	1,750	—	—	1,750
Federal Reserve Bank stock	169	—	—	169
Other marketable equity securities	150	—	(35)	115
Total	$ 124,869	$ 3,665	$ (46)	$ 128,488

Investment securities carried at $93.5 million and $55.8 million at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase Federal Home Loan Bank advances and for other purposes required or permitted by law. The Federal Home Loan Bank (FHLB) stock and the Federal Reserve Bank (FRB) stock are stated at cost as these are restricted securities without readily determinable fair values.

NOTE 3, INVESTMENT SECURITIES *(Continued)*

The amortized cost and approximate market values of investment securities at December 31, 2003 by contractual maturity are shown below.

	December 31, 2003			
	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in thousands)			
Due in one year or less	$ 4,791	$ 4,809	$ 4,016	$ 4,079
Due after one year through five years	113,387	114,846	7,358	7,711
Due after five years through ten years	41,130	41,633	1,015	1,132
Due after ten years	7,285	7,722	—	—
Total debt securities	166,593	169,010	12,389	12,922
Other securities without stated maturities	3,808	3,849	—	—
Total investment securities	$ 170,401	$ 172,859	$ 12,389	$ 12,922

The proceeds from the sale of available-for-sale (AFS) investment securities, and the related realized gains and losses are shown below:

	2003	2002	2001
		(Dollars in thousands)	
Proceeds from sales of AFS investments	$ 147	$ 1,350	$ 6,923
Net gains (losses)	$ —	$ —	$ —

NOTE 4, LOANS

Loans at December 31 were reduced by deferred loan fees in excess of deferred loan cost of $60 thousand in 2003 and $19 thousand in 2002. At December 31, loans before allowance for loan losses consisted of:

	2003	2002
	(Dollars in thousands)	
Commercial and other	$ 53,711	$ 52,183
Real estate – construction	32,844	29,822
Real estate – mortgage	241,868	204,946
Installment loans to individuals	73,844	88,044
Tax exempt loans	2,844	2,966
Total	$ 405,111	$ 377,961

Information concerning loans which are contractually past due or in non-accrual status is as follows:

	2003	2002
	(Dollars in thousands)	
Contractually past due loans – past due 90 days or more and still accruing interest	$ 736	$ 608
Loans which are in non-accrual status	$ 243	$ 314

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and companies in which they are principal owners (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate direct and indirect loans of these persons totaled $6.9 million and $2.3 million at December 31, 2003 and 2002, respectively. These totals do not include loans made in the ordinary course of business to other companies where a director or executive officer of the Bank was also a director or officer of such company but not a principal owner. None of the directors or executive officers had direct or indirect loans exceeding 10% of stockholders' equity at December 31, 2003. Changes to the outstanding loan balances are as follows:

	2003	2002
	(Dollars in thousands)	
Balance, beginning of year	$ 2,302	$ 1,803
Additions	5,705	1,057
Reductions	(1,092)	(558)
Balance, end of year	$ 6,915	$ 2,302

NOTE 4, LOANS *(Continued)*

At December 31, 2003 and 2002, impaired loans amounted to $2.9 and $2.0 million, respectively. Included in the allowance for loan losses was $1.3 million related to $2.9 million of impaired loans at December 31, 2003, and $783 thousand related to $2.0 million of impaired loans at December 31, 2002. For the years ended December 2003 and 2002, the average recorded investment in impaired loans was $2.1 and $1.8 million, respectively, and $174 thousand and $137 thousand, respectively, of interest income was recognized on loans while they were impaired.

NOTE 5, ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2003	2002	2001
		(Dollars in thousands)	
Balance, beginning of year	$ 4,565	$ 3,894	$ 3,649
Recoveries	462	383	504
Provision for loan losses	1,000	1,700	1,200
Loans charged off	(1,195)	(1,412)	(1,459)
Balance, end of year	$ 4,832	$ 4,565	$ 3,894

NOTE 6, PREMISES AND EQUIPMENT

At December 31, premises and equipment consisted of:

	2003	2002
	(Dollars in thousands)	
Land	$ 3,432	$ 3,432
Buildings	12,348	10,992
Leasehold improvements	951	951
Furniture, fixtures and equipment	10,372	9,781
Total cost	27,103	25,156
Less accumulated depreciation and amortization	12,940	11,876
Net book value	$ 14,163	$ 13,280

NOTE 7, OTHER REAL ESTATE OWNED

Other real estate consisted of the following at December 31:

	2003	2002
	(Dollars in thousands)	
Foreclosed real estate	$ —	$ 665
Property held for sale	165	165
Total	$ 165	$ 830

NOTE 8, CERTIFICATES OF DEPOSIT

The aggregate amount of certificates of deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $54,139,000 and $53,445,000, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposits are as follows:

Year	*(Dollars in thousands)*
2004	$ 118,113
2005	40,941
2006	9,484
2007	11,562
Thereafter	16,553
	$ 196,653

NOTE 9, INDEBTEDNESS

The Bank's short-term borrowings include federal funds purchased, securities sold under repurchase agreements (including $1.4 million and $1.1 million to directors in 2003 and 2002, respectively) and United States Treasury Demand Notes. The federal funds purchased and securities sold under repurchase agreements are held under various maturities and interest rates. The United States Treasury Demand Notes are subject to call by the United States Treasury with interest paid monthly at the rate of 25 basis points (1/4%) below the federal funds rate.

The Bank's fixed-rate, long-term debt of $50 million at December 31, 2003 matures through 2013. At December 31, 2003 and 2002, the interest rates ranged from 1.33 percent to 6.60 percent and from 3.33 percent to 6.60 percent, respectively. At December 31, 2003 and 2002, the weighted average interest rate was 4.27 percent and 5.39 percent, respectively.

NOTE 10, STOCK OPTION PLAN

The Company has stock option plans which reserve 262,992 shares of common stock for grants to key employees. The exercise price of each option equals the market price of the Company's common stock on the date of the grant and an option's maximum term is ten years. A summary of the exercisable stock options is presented below:

	Outstanding Beginning of Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding at End of Year
2001 Shares	272,826	102,366	(7,920)	(3,750)	363,522
Weighted average exercisable price	$ 17.21	$ 16.13	$ 12.34	$ 16.13	$ 17.03
2002 Shares	363,522	—	(47,782)	(3,000)	312,740
Weighted average exercisable price	$ 17.03	$ —	$ 12.96	$ 14.20	$ 17.68
2003 Shares	312,740	—	(45,248)	(4,500)	262,992
Weighted average exercisable price	$ 17.68	$ —	$ 14.03	$ 27.91	$ 18.13

At December 31, 2003 exercise prices on outstanding options ranged from $12.08 to $27.91 per share and the weighted average remaining contractual life was 5.38 years.

The Company accounts for its stock option plans in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* which does not allocate costs to stock options granted at current market values. The Company could, as an alternative, allocate costs to stock options using option pricing models, as provided in Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation.* Because of the limited number of options granted and the limited amount of trading activity in the Company's stock, management believes that stock options are best accounted for in accordance with APB Opinion No. 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	Year Ended December 31		
	2003	2002	2001
	(Dollars in thousands, except per share data)		
Net income, as reported	$ **7,825**	$ 7,051	$ 5,710
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**—**	(272)	(200)
Pro-forma net income	$ **7,825**	$ 6,779	$ 5,510
Earnings per share:			
Basic – as reported	$ **1.98**	$ 1.80	$ 1.47
Basic – pro-forma	$ **N/A**	$ 1.73	$ 1.41
Diluted – as reported	$ **1.92**	$ 1.77	$ 1.46
Diluted – pro-forma	$ **N/A**	$ 1.70	$ 1.41

Pro-forma amounts in 2002 and 2001 were computed using a 6% risk free interest rate over a 10 year term using an annual dividend rate of between 2.26% and 3.15% and a .01% volatility rate. The pro-forma amount was not computed in 2003 because no options were issued.

The pro-forma effect of the potential exercise of stock options on basic earnings per share would be to increase the number of weighted average number of outstanding shares by approximately 79,000 in 2002, and 18,000 in 2001.

In 2001 the Company had an Employee Stock Purchase Plan which reserved 44,970 shares of common stock for eligible employees. The purchase price was 95% of the lesser of (1) the common stock's fair market value at July 1 or (2) the common stock's fair market value at the following June 30. During 2001, 9,037 shares of common stock were purchased by employees.

NOTE 11, INCOME TAXES

The components of income tax expense are as follows:

	2003	2002	2001
		(Dollars in thousands)	
Currently payable	$ 2,534	$ 2,515	$ 1,776
Deferred	37	(259)	(42)
Reported tax expense	$ 2,571	$ 2,256	$ 1,734

The items that caused timing differences affecting deferred income taxes are as follows:

	2003	2002	2001
		(Dollars in thousands)	
Provision for loan losses	$ (165)	$ (278)	$ (108)
Pension plan expenses	166	(21)	(5)
Deferred loan fees, net	(1)	12	10
Security gains and losses	(19)	5	(32)
Interest on certain non-accrual loans	7	3	57
Depreciation	52	23	36
Foreclosed assets	(2)	(3)	—
Other	(1)	—	—
Total	$ 37	$ (259)	$ (42)

A reconciliation of the "expected" Federal income tax expense on income before income taxes with the reported income tax expense follows:

	2003	2002	2001
		(Dollars in thousands)	
Expected tax expense (34%)	$ 3,530	$ 3,165	$ 2,531
Interest expense on tax exempt assets	52	76	118
Tax exempt interest	(785)	(840)	(912)
Disqualified incentive stock options	(85)	(40)	—
Officer life	(146)	(114)	(7)
Other, net	5	9	4
Reported tax expense	$ 2,571	$ 2,256	$ 1,734

The components of the net deferred tax asset included in other assets are as follows at December 31:

	2003	2002
	(Dollars in thousands)	
Components of Deferred Tax Liability:		
Depreciation	$ (382)	$ (331)
Accretion of discounts on securities	(6)	(24)
Net unrealized (gain) on available-for-sale securities	(835)	(1,231)
Deferred loan fees and costs	(152)	(153)
Pension	(251)	(85)
Deferred tax liability	(1,626)	(1,824)
Components of Deferred Tax Asset:		
Allowance for loan losses	1,544	1,379
Net unrealized loss on available-for-sale securities	—	—
Net unrealized loss on pension liability	459	—
Interest on non-accrual loans	43	50
Foreclosed assets	69	67
Capital loss carry forward	42	42
Trust organizational cost	13	13
Deferred tax asset (liability), net	$ 544	$ (273)

NOTE 12, LEASE COMMITMENTS

The Bank has noncancellable leases on premises and equipment expiring at various dates, including extensions to the year 2011. Certain leases provide for increased annual payments based on increases in real estate taxes and the Consumer Price Index.

The total approximate minimum rental commitment at December 31, 2003, under noncancellable leases is $1.5 million which is due as follows:

Year	*(Dollars in thousands)*
2004	$ 307
2005	254
2006	255
2007	256
2008	153
Remaining term of leases	291
Total	$ 1,516

The aggregate rental expense of premises and equipment was $317 thousand, $296 thousand and $287 thousand for 2003, 2002 and 2001, respectively.

NOTE 13, PENSION PLAN

The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after 25 years of service. Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	Years ended December 31	
	2003	2002
	(Dollars in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 4,562	$ 3,737
Service cost	322	257
Interest cost	282	260
Benefits paid	(259)	(309)
Actuarial change	(20)	617
Benefit obligation at end of year	$ 4,887	$ 4,562
Change in plan assets		
Fair value of plan assets at beginning of year	$ 2,462	$ 2,542
Actual return on plan assets	311	(126)
Employer contribution	1,073	355
Benefits paid	(259)	(309)
Fair value of plan assets at end of year	$ 3,587	$ 2,462
Funded Status	$ (1,300)	$ (2,100)
Unrecognized prior service cost	6	9
Unrecognized actuarial gain (loss)	2,032	2,340
Prepaid pension cost recognized	$ 738	$ 249
Accumulated benefit obligation	$ 3,813	$ 3,563
Assumptions used to determine the benefit obligations at December 31	2003	2002
Discount rate	6.50%	6.50%
Rate of compensation increase	4.50%	4.50%
Amounts recognized in the statement of financial position at December 31		
Prepaid benefit cost	$ 738	$ 249
Accrued benefit liability	(1,349)	(736)
Intangible asset	9	16
Accumulated other comprehensive income	1,340	720
	$ 738	$ 249

Components of net periodic pension cost	Years ended December 31 2003	2002	2001
	(Dollars in thousands)		
Service cost	$ 322	$ 257	$ 214
Interest cost	282	260	240
Expected return on plan assets	(179)	(201)	(203)
Amortization of prior service cost	2	7	7
Amortization of transition obligation	—	—	(12)
Amortization of unrecognized loss	157	93	55
Net periodic benefit cost	$ 584	$ 416	$ 301

Assumptions used to determine net periodic pension cost	Years ended December 31 2003	2002
Discount rate	6.50%	6.50%
Expected long-term rate of return on plan assets	8.00%	8.00%
Annual salary increase	4.50%	4.50%

The overall expected long-term rate of return on plan assets was determined based on the current asset allocation and the related volatility of those investments.

Weighted average asset allocations at December 31	Percentage of Plan Assets 2003	2002
Cash and cash equivalents	7.00%	10.00%
Government agencies	14.00%	4.00%
Corporate debt and equity	78.00%	85.00%
Accrued income	1.00%	1.00%
	100.00%	100.00%

The pension invests in large and mid-cap equities and government and corporate bonds, with the following target allocations: equities 55%, fixed income 40% and cash 5%. The pension does not invest in options or derivatives.

The Company expects to contribute $999 thousand to its pension plan in 2004.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

(Dollars in thousands)	
2004	$ 138
2005	$ 127
2006	$ 195
2007	$ 239
2008	$ 114
Years 2009-2013	$1,932

NOTE 14, 401(K) PLAN

The Bank has a defined contribution profit sharing and thrift plan covering substantially all of its employees. The Bank may make profit sharing contributions to the plan as determined by the Board of Directors. In addition, the Bank matches thrift contributions by employees fifty cents for each dollar contributed up to 3%. Expenses related to the plan totaled $382 thousand, $392 thousand and $350 thousand in 2003, 2002 and 2001, respectively.

NOTE 15, COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities. These commitments and contingencies represent off-balance sheet risk for the Bank. To meet the financing needs of its customers, the Bank makes lending commitments under commercial lines of credit, home equity lines and construction and development loans. The Bank also incurs contingent liabilities related to irrevocable letters of credit.

Off-balance sheet items at December 31 are as follows:

	2003	2002
	(Dollars in thousands)	
Commitments to extend credit:		
Home equity lines of credit	$ 16,340	$ 14,321
Construction and development loans committed but not funded	57,027	25,894
Other lines of credit (principally commercial)	36,178	27,987
Total	$ 109,545	$ 68,202
Irrevocable letters of credit	$ 1,625	$ 1,031

NOTE 15, COMMITMENTS AND CONTINGENCIES *(Continued)*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing agreements. Most guarantees extend for less than two years and expire in decreasing amounts through 2005. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds various collateral supporting those commitments for which collateral is deemed necessary.

NOTE 16, FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Bank's financial instruments at December 31 are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)		*(Dollars in thousands)*	
Cash and due from banks	$ 18,384	$ 18,384	$ 14,437	$ 14,437
Investment securities, held-to-maturity	12,389	12,922	27,516	28,730
Investment securities, available-for-sale	172,859	172,859	128,488	128,488
Federal funds sold	14,969	14,969	8,710	8,710
Loans, net of allowances for loan losses	400,279	401,546	373,396	375,813
Deposits:				
Non-interest bearing deposits	114,101	114,101	90,621	90,621
Savings deposits	179,668	179,668	159,077	159,077
Certificates of Deposit	196,654	198,520	204,354	207,015
Securities sold under repurchase agreement and federal funds purchased	38,007	38,007	21,283	21,283
Federal Home Loan Bank advances	50,000	53,705	35,000	39,193
Interest bearing U.S. Treasury demand notes and other liabilities for borrowed money	1,811	1,811	6,000	6,000
Commitments to extend credit	109,545	109,545	68,202	68,202
Irrevocable letters of credit	1,625	1,625	1,031	1,031

The above presentation of fair values is required by the Statement of Financial Accounting Standards No. 107 *Disclosures about Market Values of Financial Instruments.* The fair values shown do not necessarily represent the amounts which would be received on sale or other disposition of the instrument.

The carrying amounts of cash and due from banks, federal funds sold, demand and savings deposits and securities sold under repurchase agreements represent items which do not present significant market risks, are payable on demand or are of such short duration that the market value approximates carrying value.

Investment securities are valued at the quoted market price for individual securities held.

The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers.

Certificates of Deposit are presented at estimated fair value using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances are presented at estimated fair value using rates currently offered for advances of similar remaining maturities.

NOTE 17, REGULATORY MATTERS

The Company is required to maintain minimum amounts of capital to "risk weighted" assets, as defined by the banking regulators. At December 31, 2003, the Company is required to have minimum Tier 1 and Total Capital ratios of 4.00% and 8.00% respectively. The Company's actual ratios at that date were 14.15% and 15.26%. The Company's leverage ratio at December 31, 2003 was 9.81%.

The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the banking subsidiary can distribute as dividends to the Company in 2004, without approval of the Comptroller of the Currency, $10.6 million plus an additional amount equal to the Bank's retained net profits for 2004 up to the date of any dividend declaration.

Old Point Financial Corporation / Old Point National Bank Board of Directors

JAMES READE CHISMAN
President
J.R. Chisman Development Co.

DR. RICHARD F. CLARK
Pathologist (retired)
Sentara Hampton General Hospital

RUSSELL SMITH EVANS, JR.
Assistant Treasurer and Corporate Fleet Manager
Ferguson Enterprises

G. ROYDEN GOODSON, III
President
Warwick Heating and Plumbing

DR. ARTHUR D. GREENE
Surgeon-Partner
Tidewater Orthopaedic Associates

GERALD E. HANSEN, CIC
President
Chesapeake Insurance Services

STEPHEN D. HARRIS
Attorney-at-Law / Partner
Geddy, Harris, Franck & Hickman, L.L.P.

JOHN CABOT ISHON
President
Hampton Stationery

EUGENE M. JORDAN
Attorney-at-Law (retired)
Jordan, Ishon & Jordan, P.C.

JOHN B. MORGAN, II
President
Morgan-Marrow Insurance

LOUIS G. MORRIS
President
Old Point National Bank

DR. H. ROBERT SCHAPPERT
President (retired)
Beechmont Veterinary Hospital

ROBERT F. SHUFORD
Chairman of the Board
Old Point Financial Corporation

MELVIN R. ZIMM
Attorney-at-Law/Member
Glasser and Glasser, P.L.C.

Old Point National Bank Williamsburg Regional Board

STEPHEN D. HARRIS
Attorney-at-Law / Partner
Geddy, Harris, Franck & Hickman, L.L.P.

MICHAEL J. FOX
Assistant to the President and Secretary to the Board of Visitors
College of William and Mary

PETER V. HENDERSON
President
Henderson, Inc.

TIMOTHY K. JOHNSTON, D.D.S.

DR. THOMAS L. MUNZEL
President
Cardio-Pulmonary Associates

KIMBER A. SMITH
President
Prudential McCardle Realty

RONALD A. STAPLES
President
R.A. Staples Contracting Company

MILDRED B. WEST
Director of Special Projects
College of William and Mary

Old Point National Bank Southside Regional Board

DR. MASON C. ANDREWS
Professor of Obstetrics and Gynecology
Eastern Virginia Medical School

ROBERT G. BIELAT
Certified Public Accountant
Cherry, Bekaert & Holland, L.L.P.

JANE C. GARDNER
Director for Public Affairs
Eastern Virginia Medical School

GERALD E. HANSEN, CIC
President
Chesapeake Insurance Services

JAMES L. KNOX
President
Knox Studios, Inc.

TOM B. LANGLEY, P.E., L.S.
President
Langley & McDonald

ROBERT L. RIDDLE, CCIM
President
Riddle Associates, Inc.

MELVIN R. ZIMM
Attorney-at-Law/Member
Glasser and Glasser, P.L.C.

Old Point Trust & Financial Services, N.A. Board

DR. RICHARD F. CLARK
Pathologist (retired)
Sentara Hampton General Hospital

CYRUS A. DOLPH, IV
Attorney
Dolph, Rappaport, Hardy & Hull, P.L.C.

DR. ARTHUR D. GREENE
Surgeon-Partner
Tidewater Orthopaedic Associates

JOHN CABOT ISHON
President
Hampton Stationery

EUGENE M. JORDAN, II
President
Old Point Trust & Financial Services, N.A.

W. RODNEY ROSSER
Retired President
Old Point Trust & Financial Services, N.A.

ROBERT F. SHUFORD
Chairman of the Board
Old Point Financial Corporation

REBEKAH ELLEN CLARK THACKER
General Manager / District Vice President
BFI Waste Services, L.L.C.

Continued on next page

Old Point Financial Corporation Officers

ROBERT F. SHUFORD
Chairman, President & Chief Executive Officer

LOUIS G. MORRIS
Executive Vice President/OPNB

EUGENE M. JORDAN, II
Executive Vice President/Trust

CARY B. EPES
Senior Vice President/ Business Development & Lending

MARGARET P. CAUSBY
Senior Vice President/ Risk Management

LAURIE D. GRABOW
Senior Vice President/Finance

CHERYL L. ROANE
General Auditor

SANDRA S. ROUTTEN
Corporate Administrative Officer

ROBERT F. SHUFORD, JR.
Senior Vice President/Operations

KATIE B. WEEKS
Senior Vice President/ Human Resources

Old Point National Bank Officers

ROBERT F. SHUFORD
Chairman

LOUIS G. MORRIS
President & Chief Executive Officer

Audit/Loan Review

CHERYL L. ROANE
Audit Director

Suzanne P. Christein
Audit Officer

Sharon M. Davidson
Loan Review Officer

Harold B. Garrett, Jr.
Information Systems Audit Officer

Bryan K. Landrum
Assistant Vice President

Andrew D. Perkins
Senior Loan Review Officer

Branch Administration

STEVEN D. HUSSELL
Senior Vice President

Sandra W. Anderson
Branch Officer

Tammy H. Baber
Vice President

Susan G. Bartlome
Vice President

L. Deanie Bradshaw
Branch Officer

Cheryl T. Farrior
Assistant Vice President

M. Denise Fitzgerald
Branch Officer

Shelby H. Fulcher
Assistant Vice President

Melissa L. Hanbury
Branch Officer

Susan C. Harman
Assistant Vice President

Sylvia W. Hazelwood
Branch Officer

Debra A. Izbicki
Assistant Vice President

Faith O. Jones
Assistant Vice President

Deborah B. Kaufman
Branch Officer

Dianne H. LeMay
Assistant Vice President

Sharon L. VanLuyn
Branch Officer

Cheryl E. Ziff
Assistant Vice President

Human Resources

KATIE B. WEEKS
Senior Vice President

Renée H. Lewis
Administrative Officer

Marketing

LANI CHISMAN DAVIS
Senior Vice President

Risk Management

MARGARET P. CAUSBY
Exec. Vice President/ CRA & Compliance Officer

Frances A. Oliver
Vice President

Cynthia M. Scheg
Vice President

Operations

Robert F. Shuford, Jr.
Exec. Vice President/ Chief Operating Officer

Patricia A. Orendorff
Senior Vice President

Jean Evans Parra
Electronic Banking Officer

Jeffery R. Sandford
Senior Vice President

Information Technology

Darrell G. Riddick
Vice President

Jenny L. Hudson
Information Systems Officer

Business Development & Lending

CARY B. EPES
Exec. Vice President/Chief Lending Officer

Hampton Region

David M. Begor
Vice President

F. J. Dwyer, Jr.
Senior Vice President

Wayne P. Kitelyn
Mortgage Loan Officer

Michael O. Marks
Senior Vice President

Henry L. Mills
Vice President

David E. Pasko
Vice President

Deborah D. Stoddard
Commercial Services Officer

Livingston F. Whiting, III
Asst. Vice President

Newport News Region

Frank W. Haislip
Senior Vice President

Thaddeus B. Holloman
Vice President

R. Harrell Mann
Vice President

Deborah A. Richardson
Commercial Account Officer

Williamsburg Region

Kenneth O. Moran
Senior Vice President

Susan L. Williams
Vice President

Southside Region

James H. Newsom, III
Senior Vice President

Retail Banking

Stephanie J. Dickens
Assistant Vice President

Katherine K. McLawhorn
Assistant Vice President

Credit Administration

N. DOUGLAS WINSTEAD
Senior Vice President

Alfred F. Smith
Assistant Vice President

Finance

LAURIE D. GRABOW
Exec. Vice President / Chief Financial Officer

Cynthia C. Tyo
Accounting Officer

Sales

THOMAS S. VITALETTI
Vice President/UVEST Investment Consultant

Old Point Trust & Financial Services, N.A. Officers

Eugene M. Jordan, II
President &
Chief Executive Officer

Administration

C. Kay Alligood
Senior Vice President/Chief Administrative Officer/ Compliance Officer

Karen A. Compton
Vice President/Trust Officer

Theresa A. Sheehan
Vice President/Trust Officer

S. Patricia Meir
Trust Officer

Michelle C. Whittington
Trust Operations Officer/ Security Officer

Robert T. Cowling
Trust Officer

Investments

McKim Williams, Jr.
Senior Vice President/ Trust & Investment Officer

Theodore R. Walden, Jr.
Investment Officer

Sales

Anne Shuford Haggett
Senior Vice President/ Director of Business Development

RETIREE



Stephen T. Melochick retired from Old Point Trust and Financial Services in 2003 after 16 years of service. Steve began his career with Old Point October 7, 1987 as a Tax Manager and Estate Administrator in the Trust department. In May of 1988 he was promoted to Trust Officer and in 1991 to Vice President. In January of 2002 Steve was promoted to Chief Financial Officer of Old Point Trust and Financial Services, the position he held until retirement. We all wish Steve the best in his well deserved retirement.

Corporate Information

Analysts, investors and others seeking financial information about Old Point Financial Corporation should contact Lani Chisman Davis, marketing director (757/728-1286). **Transfer Agent** EquiServe, Inc., P.O. Box 43010, Providence, RI 02940-3010. Shareholder inquiries: 1-800-633-4236 ◇ www.equiserve.com

Investors who have questions about their accounts, wish to change ownership of their stock or wish to report lost, stolen or destroyed certificates please contact EquiServe. Investors may also gain access to their Old Point Financial Corporation stock information by visiting **www.oldpoint.com** and clicking on the "Investor Relations" link and following the links from Shareholder Services to Account Access.

Annual Meeting The Old Point Financial Corporation Annual Meeting of Shareholders will be held at 6:00 p.m. on Tuesday, April 27, 2004, at the Williamsburg Marriott Hotel, 50 Kingsmill Road, Williamsburg, Virginia. A reception will follow the meeting.

Form 10-K Copies of Old Point Financial Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained after March 31, 2004 by writing: Laurie D. Grabow, Senior Vice President of Finance, Old Point Financial Corporation, P.O. Box 3392, Hampton, Virginia 23663.

Nasdaq Symbol: OPOF Old Point Financial Corporation stock is traded on the Nasdaq SmallCap market. The Nasdaq symbol is OPOF.

Independent Accountants Witt Mares Eggleston Smith, PLC, Norfolk, Virginia

THE
OLD
POINT
NATIONAL
BANK

**Old Point Trust &
Financial Services, N.A.**

757-728-1200 | Subsidiaries of Old Point National Bank | 757-599-2200

Member FDIC | www.oldpoint.com | 3711-AR-04